Exhibit 99.1

FOR IMMEDIATE RELEASE
St. John's, NL – June 22, 2017
FORTIS INC. PRESIDENT AND CEO BARRY PERRY TO PRESENT AT
J.P. MORGAN ENERGY EQUITY CONFERENCE

Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS) (NYSE:FTS) President and CEO, Barry Perry, will present at the J.P. Morgan Energy Equity Conference in New York City, on Tuesday, June 27, 2017 between 10:40 a.m. and 11:15 a.m. (Eastern Time).
A live and archived audio webcast of the presentation will be available on the Corporation's website, www.fortisinc.com.

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of March 31, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.
Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact:
Investor Enquiries Ms. Janet Craig Vice President, Investor Relations Fortis Inc. 709.737.2900	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323